Filed Pursuant to Rule 424(b)(3)

Registration Number 333-136032

PROSPECTUS

Far East Energy Corporation -- Partners in Clean Energy

6,652,290 Shares of Common Stock

This prospectus covers the resale of up to 6,652,290 shares of our common stock issued in connection with a private placement of our common stock. We will not receive any of the proceeds from the selling stockholders sale of our common stock.

Our common stock is quoted on the OTC Bulletin Board under the symbol “FEEC.” On September 18, 2006, the closing bid price per share of our common stock was $1.16.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4.

The selling stockholders may sell all or a portion of these shares of our common stock from time to time in market transactions through any stock exchange or market on which our common stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 22, 2006.

You should only rely on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus and the information incorporated by reference herein carefully, including the “Risk Factors” section. In this prospectus, unless the context indicates otherwise, the terms “company,” “we,” “us,” and “our” refer to Far East Energy Corporation, a Nevada corporation, and its subsidiaries.

Far East Energy Corporation

Overview

We were incorporated in Nevada on February 4, 2000. In January 2002, we renamed our company Far East Energy Corporation and changed our focus to exploring, developing, producing and selling coalbed methane gas, or CBM. Today, our operations concentrate on CBM exploration and development in the Shanxi Province in northern China and in the Yunnan Province in southern China. Our goal is to become a recognized leader in coalbed methane gas property acquisition, exploration, development and production. Our principal offices are located at 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060 and our telephone number is (832) 598-0470. We also maintain offices in Beijing, Taiyuan City and Kunming, China.

We are a development stage company and to date our activities have been principally limited to organizational activities, including developing a strategic operating plan, capital funding, hiring personnel, entering into contracts, acquiring rights to explore, develop, produce and sell oil and gas or CBM and, beginning in 2003, the drilling, testing and completion of exploratory wells. We have entered into three production sharing contracts that enable us to explore for, develop, produce and sell CBM on over 1.3 million acres located in the Yunnan and Shanxi Provinces of the People’s Republic of China, or the PRC, which we believe makes us the third largest holder of coalbed methane acreage in China.

On March 15, 2005, our board of directors, upon the recommendation of management, approved the adoption of a restructuring plan authorizing us (upon satisfaction of certain conditions) to transfer to Far East Energy (Bermuda), Ltd., our wholly-owned subsidiary organized under the laws of Bermuda, or FEEB, all or substantially all of our assets relating to our operations in the PRC. On May 27, 2005, our stockholders approved the restructuring plan. After consummation of the restructuring plan, we are not expected to own a significant amount of assets other than the outstanding capital stock of our subsidiaries, including FEEB, and cash and cash equivalents. The implementation of the restructuring plan will have no effect on the presentation of our consolidated financial statements. We will continue to report our financial operations and condition on a consolidated basis. The implementation of the restructuring plan is subject to a number of conditions, including the receipt of all material consents and approvals of governmental authorities and other third parties. As of the date hereof, we believe that we have received all material consents and approvals of governmental authorities and other third parties subject to the pending certification of FEEB in China. We currently anticipate that, assuming satisfaction of the conditions to the restructuring plan, including the certification of FEEB in China, the restructuring can be accomplished during 2006.

Some Risks Related to Our Business

We are considered a development stage company for accounting purposes because we have generated no revenues to date. We have no relevant operating history upon which you can evaluate our performance and prospects. In addition, we cannot forecast operating expenses based on our historical results and our ability to accurately forecast future revenues is limited. As a result of our limited operating history, we are more susceptible to business risks including risks of unforeseen capital requirements, failure to establish business relationships, and competitive disadvantages against larger and more established companies. We face significant challenges, expenses and difficulties as a development stage company seeking to explore, develop and produce coalbed methane gas.

We cannot assure you we will ever generate sufficient revenues to achieve profitability, which will negatively impact the price of our common stock. If we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability in the future.

Based on funds currently available to us, we believe that we have adequate cash resources to fund our operations and minimum committed exploration and development operations in China through the end of 2006. However, to continue to operate and explore and develop our projects in China, we expect we will need to raise additional funds during the first quarter of 2007. We may choose to raise additional funds during 2006 to enable us to accelerate our drilling plans in China.

In addition to these risks, please see “Risk Factors” and other information included in this prospectus and incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our securities.

Summary Consolidated Financial and Operating Data

The following table summarizes the consolidated statement of operations and consolidated balance sheet data for our business. The historical results presented below are not necessarily indicative of the results to be expected for any future period. For a more detailed explanation of this financial data, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2005 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated by reference in this prospectus.

Summary Operations Data

	Year Ended December 31,				Six Months Ended June 30,
	2002	2003	2004	2005	2005	2006
		(Restated)			(Unaudited)	(Unaudited)
Revenues	$—	$—	$—	$—	$—	$—

Operating Expenses:
Geologic & engineering services	380,000	239,000	575,000	69,000	26,000	142,000
Exploration costs	—	—	550,000	2,418,000	1,712,000	513,000
Impairment loss	—	3,328,000	450,000	—	—	—
Other consulting and professional services	296,000	424,000	788,000	1,181,000	585,000	539,000
Compensation	596,000	1,769,000	2,023,000	1,865,000	867,000	1,805,000
Travel	575,000	334,000	608,000	461,000	230,000	239,000
Legal and accounting	66,000	411,000	1,508,000	1,426,000	921,000	414,000
Loss on investment in joint venture	—	22,000	—	—	—	—
Amortization of contract rights	—	58,000	23,000	—	—	—
General and administrative	231,000	468,000	1,487,000	1,142,000	494,000	656,000

Total operating expenses	2,144,000	7,053,000	8,012,000	8,562,000	4,835,000	4,308,000

Other Expense (Income):
Interest income	(13,000)	(6,000)	(17,000)	(293,000)	(84,000)	(187,000)
Interest expense	—	168,000	9,000	—	3,000	—
Gain on sale of assets	—	—	—	(8,000)	(8,000)	—
Foreign currency exchange loss (gain)	(1,000)	2,000	—	31,000	—	17,000

Total other expense (income)	(14,000)	164,000	(8,000)	(270,000)	(89,000)	(170,000)

Loss before income taxes	(2,130,000)	(7,217,000)	(8,004,000)	(8,292,000)	(4,746,000)	(4,138,000)
Income taxes	—	—	—	—	—	—

Net loss	(2,130,000)	(7,217,000)	(8,004,000)	(8,292,000)	(4,746,000)	(4,138,000)
Accumulated deficit — beginning of period	(26,000)	(2,156,000)	(9,373,000)	(17,377,000)	(17,377,000)	(25,669,000)

Accumulated deficit — end of period	$(2,156,000)	$(9,373,000)	$(17,377,000)	$(25,669,000)	$(22,123,000)	$(29,807,000)

Earnings per share — Basic and Diluted	$(0.05)	$(0.14)	$(0.13)	$(0.10)	$(0.06)	$(0.04)

Cash Flows Used in Operating Activities	$(1,871,000)	$(2,178,000)	$(5,711,000)	$(4,229,000)	$(2,269,000)	$(2,136,000)

Cash Flows Used in Investing Activities	$(198,000)	$(1,920,000)	$(2,411,000)	$(10,078,000)	$(2,386,000)	$(8,379,000)

Cash Flows Provided by Financing Activities	$3,052,000	$5,416,000	$17,216,000	$17,424,000	$250,000	$784,000

Summary Balance Sheet Data

	As of December 31,				As of June 30,
	2002	2006	2004	2005	2005	2006
	(Restated)	(Restated)			(Unaudited)	(Unaudited)
Total assets	$1,450,000	$4,614,000	$15,413,000	$27,011,000	$11,578,000	$24,354,000
Total liabilities	$503,000	$870,000	$940,000	$2,830,000	$1,371,000	$2,320,000
Stockholders’ equity	$947,000	$3,744,000	$14,473,000	$24,181,000	$10,207,000	$22,034,000

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described or incorporated by reference in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly and you may lose all or a part of your investment.

Risks Relating to Our Business

We must obtain additional financing in order to continue our operations.

We do not anticipate recognizing significant revenues prior to the second quarter of 2007, so we expect to experience operating losses and negative cash flow for the foreseeable future. Based on funds currently available to us, management believes that we have adequate cash resources to fund our operating and minimum committed exploration and development activities in China through the end of 2006. However, as we do not have a source of revenue, we expect we will require additional financing in the first quarter of 2007 for our operations and thereafter in order to continue our planned exploration and development in China and sustain our operating losses. We may choose to raise additional funds in 2006 to accelerate our drilling plans in China. To develop our projects over the long term, we need to obtain funding to satisfy very significant expenditures for exploration and development of those projects. Furthermore, no facilities exist to transport or process CBM near our Yunnan Province projects, and pipelines must be built on our Shanxi Province projects that will connect to larger pipelines to transport our CBM. Significant expenditures would be required to build out these facilities to the extent a strategic partner does not do so. We intend to finance our operations by various methods, which might include issuing equity securities, the continued exercise of warrants issued to investors in conjunction with the previously completed private offerings, and entering into farmout agreements and other arrangements with strategic partners, among other alternatives. Therefore, we intend to continue to seek to raise equity or debt financing. No assurance can be given that we will be able to obtain any additional financing on favorable terms, if at all. If our operating requirements differ materially from those currently planned, we may require more financing than currently anticipated. Borrowing money may involve pledging some or all of our assets. Raising additional funds by issuing common stock or other types of equity securities would further dilute our existing stockholders. If we fail to raise the necessary funds to complete our exploration activities under our production sharing contracts and we cannot obtain extensions to the requirements under our production sharing contracts, we would not be able to successfully complete our exploration activities and we may lose rights under our production sharing contracts.

We have a limited operating history.

Since we began our exploration and development activities in 2002, we have been engaged principally in developing a strategic operating plan and an exploration plan, capital funding, hiring personnel, entering into contracts, acquiring rights to explore, develop, produce and sell CBM, and the drilling, testing and completion of exploratory wells. We are considered a development stage company for accounting purposes because we have generated no revenues to date. Accordingly, we have no relevant operating history upon which you can evaluate our performance and prospects. In addition, we cannot forecast operating expenses based on our historical results and our ability to accurately forecast future revenues is limited. As a result of our limited operating history, we are more susceptible to business risks including risks of unforeseen capital requirements, failure to establish business relationships, and competitive disadvantages against larger and more established companies.

We have no current source of revenue.

We will not generate material revenues from our existing properties until we have successfully completed exploration and development, and started production of coalbed methane gas in China. We do not anticipate recognizing significant revenues from operations in China prior to the second quarter of 2007. Additionally, no facilities exist to transport or process CBM near our Yunnan Province projects, and pipelines must be built on our Shanxi Province projects to connect to larger pipelines to transport our CBM. Our ability to realize revenues from any producing wells may be impaired until these facilities are built out or arrangements are made to deliver our production to market. We have no contracts for transportation of our CBM and cannot predict the pricing mechanism and potential cost of such transportation, which may have a significant effect on our results of operations.

We are in the process of implementing a restructuring plan which creates a holding company structure. Our holding company structure will affect our source of funds.

On May 27, 2005, our stockholders approved the adoption of a restructuring plan authorizing us (upon satisfaction of certain conditions) to transfer to FEEB, all or substantially all of our assets relating to our operations in China. The implementation of the restructuring plan is subject to a number of conditions, including the receipt of all material consents and approvals of governmental authorities and other third parties. As of the date hereof, we believe that we have received all material consents and approvals of governmental authorities and other third parties subject to the pending certification of FEEB in China. We currently anticipate that, assuming satisfaction of the conditions to the restructuring plan, including the certification of FEEB in China, the restructuring can be accomplished during 2006. We will become principally a holding company, with our operations in China being conducted by FEEB. After consummation of the restructuring plan, we will have no direct operations and are not expected to own a significant amount of assets other than the outstanding capital stock of our subsidiaries, including FEEB, and cash and cash equivalents. As we do not currently have a source of revenue, we will continue to rely on additional financing in order to continue our exploration and development in China and sustain our operating losses. However, because we will conduct our operations through our subsidiaries, if and when the commercial production of CBM commences, we will depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations and to pay dividends, if any, with respect to our common stock. All of our subsidiaries will be separate and independent legal entities and will have no obligation whatsoever to pay any dividends, distributions or other payments to us.

We have a history of losses, and expect to incur losses in the foreseeable future. If we do not achieve profitability, our financial condition and the value of our common stock will suffer.

To date, we have no revenues from the sale of coalbed methane gas. We incurred net losses applicable to common stockholders for the six months ended June 30, 2006 and for the years ended December 31, 2005, 2004 and 2003. We expect to experience operating losses and negative cash flow for the foreseeable future. We must obtain additional financing and generate significant revenues to fund anticipated drilling, exploration and operation costs and to achieve and maintain profitability. We cannot assure you we will ever generate sufficient revenues to achieve profitability, which will negatively impact the price of our common stock. If we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability in the future.

The development of coalbed methane properties involves substantial risks, and we cannot assure you that our exploration and drilling efforts will be successful.

The business of exploring for and, to a lesser extent, developing and operating coalbed properties involves a high degree of business and financial risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The selection of prospects for coalbed methane gas drilling, the drilling, ownership and operation of CBM wells and the ownership of interests in CBM properties are highly speculative. Our well data, including information relating to permeability and coal thickness, is preliminary in nature. We cannot predict whether any prospect will produce CBM or whether, even if producing, such prospect will produce commercial quantities of CBM.

Drilling for coalbed methane gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce coalbed methane in sufficient quantities or quality to realize enough net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain and cost overruns are common. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. In addition, other factors such as permeability may hinder, restrict or even make production impractical or impossible.

Drilling and completion decisions generally are based on subjective judgments and assumptions that are speculative. We may drill wells that, although productive, do not produce CBM in economic quantities. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well, or otherwise prevent a property or well from being profitable. A productive well may also become uneconomic in the event of excessive water or other deleterious substances are encountered, which impair or prevent the production of natural gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. We cannot assure you that wells drilled by us will be productive or, even if productive, will produce CBM in economic quantities so that we will recover all or any portion of our investment.

We are in the initial exploration phase and have substantial capital requirements that, if not met, will hinder our growth and operations.

We face significant challenges, expenses and difficulties as a development stage company seeking to explore, develop and produce coalbed methane gas. The development of our projects in China will require that we obtain funding to satisfy very significant expenditures for exploration and development of these projects, if they are successful. We expect to incur approximately $13.5 million for our minimum committed exploration and development expenditures in 2006. We will also require resources to fund significant capital expenditures for exploration and development activities in future periods. We do not currently have sufficient funds to complete our exploration and development activities in future periods. Our success will depend on our ability to obtain additional financing to fund our capital expenditures. If we cannot obtain adequate capital, and we cannot obtain extensions to the requirements under our production sharing contracts, we would not be able to successfully complete our exploration and development activities, and we may lose rights under our production sharing contracts. This would materially and adversely affect our business, financial condition and results of operations.

No facilities presently exist to transport or process CBM near our Yunnan Province projects, and, although larger pipelines exist in proximity to our Shanxi Province projects, pipelines must be built to connect to larger pipelines or facilities must be added to compress or liquefy and transport any CBM that may be produced from those projects.

The marketability of any production will depend, in part, upon the availability, proximity and capacity of pipelines, gas gathering systems and processing facilities. We may transport our CBM through pipelines or by compressing or liquefying the CBM for transportation.

Currently, two pipelines traverse China in proximity to our Shanxi Province projects; however, we would need to construct two short connecting pipelines, which we estimate will cost approximately $9 million. If CUCBM elects a 30% working interest in our Shanxi Province project, our net costs would be approximately $6.3 million. Should we elect to construct the connecting pipelines, there is no assurance that any of the existing pipelines we might connect to in the future will have sufficient capacity available to meet our requirements. CBM sales from the Shanxi Province can also be achieved through development of an LNG plant. No LNG plant exists near our properties in the Shanxi Province. We estimate that a 100-ton per day LNG plant will cost approximately $10 to $15 million to develop and take about two years for construction. We estimate that a 1,000-ton per day LNG plant would cost approximately $75 million with construction time close to two years. We believe that we would need to develop as many as ten wells to attract a transportation company to build either a pipeline or a LNG plant near our wells in the Shanxi Province. To generate revenue in China prior to the point at which production reaches pipeline quantities, we may elect to install a CNG facility. We estimate this alternative would cost approximately $650,000 for a compressor facility which would be capable of processing approximately 2,000 Mcf per day.

No gas pipeline, LNG plant, or other offtake candidate currently exists to transport CBM from our properties in Yunnan Province, and it is not likely that any such facilities will be built until favorable results are obtained from several more wells. There are no pipelines in the vicinity of our Yunnan Province projects, and we estimate the cost to construct a pipeline from our project to the nearest large city, Kunming, would cost approximately $93 million. If CUCBM elects a 40% working interest in our Yunnan Province project our costs would be approximately $55.8 million. We could also produce the CBM through development of an LNG plant or the production of compressed natural gas as described above.

We do not have funds to build any of these facilities. Our success will depend on our ability to raise additional funds through financings or other means or to find a strategic partner to complete these facilities. We have no contracts for transportation of our CBM and cannot predict the pricing mechanism and potential cost of such transportation, which may have a significant effect on our results of operations.

We must complete multiple CBM wells on our Yunnan Province and Shanxi Province projects before we can commence production.

We have drilled three CBM wells on our Yunnan Province project. We have also performed a hydraulic fracture and test on one of these three wells and drilled four slim hole vertical wells, which completed our Phase I obligations under our Yunnan Province production sharing contract with CUCBM. We have also performed a hydraulic fracture of one of three exploration wells previously drilled by ConocoPhillips, which completed our Phase I obligations under the Shanxi Province production sharing contracts. Additionally, in November 2005 we completed drilling our first horizontal well, in February 2006 we completed drilling our second horizontal well, and in May 2006 we completed our third horizontal well in the Shouyang Block of the Shanxi Province, which we are dewatering. While, subject to periodic maintenance, we have achieved continuous gas production in our first horizontal well in the Shouyang Block of our Shanxi Province project, at this early stage, the volume being produced while dewatering is still small and the data obtained is not yet sufficient to be able to project the peak gas production volume or to be able to conclude whether the well will produce gas in commercial volumes. None of the other wells we have drilled to date are currently producing coalbed methane gas as they are undergoing or will undergo dewatering and production testing. However, if these wells reach production status, these wells alone cannot produce enough coalbed methane gas to achieve commercial viability. For each project, we must complete as many as ten wells in close proximity to one another in order to begin production from any of the wells. We cannot make any assurances that we will have the resources to drill enough additional wells in the Yunnan and Shanxi Provinces to commence production in the areas. As a result, even though we may have producing properties in the region, we may not be in a position to derive any revenues from such wells. Actual production may vary materially from preliminary test results, including the results to date for our first horizontal well. Actual production from the wells may be at recovery rates and gas quality materially different than our first indications.

Substantially all of our assets and operations are located in China.

Substantially all of our assets and operations are located in China. Accordingly, our business is subject to a significant extent, to the economic, political and legal developments in China. China is a developing country, has only recently begun participating in global trade with its accession to the World Trade Organization, and has only a limited history of trade practices as a nation. We are subject to the laws, rules, regulations, and political authority of the government of China. We may encounter material problems while doing business in China, such as interactions with the Chinese government and uncertain foreign legal precedent pertaining to developing coalbed methane gas in China. Risks inherent in international operations also include the following:

•	Local currency instability;

•	Inflation;

•	The risk of realizing economic currency exchange losses when transactions are completed in currencies other than U.S. dollars;

•	The ability to repatriate earnings under existing exchange control laws; and

•	Political unrest.

Changes in domestic and foreign import and export laws and tariffs can also materially impact international operations. In addition, foreign operations involve political, as well as economic risks, including:

•	Nationalization;

•	Expropriation;

•	Contract renegotiations; and

•	Changes in laws resulting from governmental changes.

Additionally, CUCBM may be subject to rules and regulations of China or the jurisdiction of other governmental agencies in China that may adversely affect CUCBM’s ability to perform under, or our rights and obligations in, our production sharing contracts with CUCBM, such as the potential limitation, restriction or preclusion of our capacity or ability to explore and develop the full acreage provided for, and opportunities under, our production sharing contracts. In the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

We may have difficulty managing growth in our business.

Because of our small size and the relatively large scale of operations required for our business to yield revenue, growth in accordance with our business plan, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities and increase the number of projects we are evaluating or in which we participate, there will be additional substantial demands on these resources. Further, we may be required to respond to any expansion of our activities in a relatively short period of time in order to meet the demands created by the expansion of these activities, the growth of our business and our drilling objectives. The failure to timely upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan. If we are unable to implement these actions in a timely manner, our results and the growth of our business may be adversely affected.

We are dependent on our key executives and may not be able to hire and retain key employees to fully implement our business strategy.

Our success will depend largely on our senior management, which includes, among others, Michael R. McElwrath, our chief executive officer, and Bruce N. Huff, our chief financial officer. As we grow our business, we must attract, retain and integrate additional experienced managers, geoscientists and engineers in order to successfully operate and grow our businesses. The number of available, qualified personnel in the oil and gas industry to fill these positions may be limited. Our inability to attract, retain and integrate these additional personnel or the loss of the services of any of our senior executives or key employees could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business.

We are exposed to foreign currency risk.

In July 2005, the Chinese government began to permit the Chinese Yuan to float against the U.S. dollar. All of our costs to operate our Chinese offices are paid in Chinese Yuan. Our exploration costs in China may be incurred under contracts denominated in Chinese Yuan or U.S. dollars. If the value of the U.S. dollar falls in relation to the Chinese Yuan, the cost to us of funding our Chinese operations would rise because more dollars would be required to fund the same expenditures in Yuan. Conversely, if the value of the U.S. dollar rises in relation to the Chinese Yuan, the change in exchange rates would decrease our dollar cost to fund operations in China.

To date, we have not engaged in hedging activities to hedge our foreign currency exposure. In the future we may enter into hedging instruments to manage our foreign currency exchange risk or continue to be subject to exchange rate risk. However, we may not be successful in reducing foreign currency exchange risks, and as a result, we may from time to time experience losses resulting from fluctuations in the value of the Chinese Yuan.

We risk the effects of general economic conditions in China.

Any CBM sales we secure could be adversely affected by a sustained economic recession in China. As our operations and end user markets are primarily in China, a sustained economic recession in that country could result in lower demand or lower prices for the natural gas to be produced by us.

We are not diversified and we concentrate on one industry.

Our business strategy will concentrate in exploration and development of coalbed methane gas in China. There is an inherent risk in not having a diverse base of properties in exploration and development, because we will not have alternate sources of revenue if we are not successful with our current exploration and development activities. As we will invest substantially all of our assets in this market, we may be more affected by any single adverse economic, political or regulatory event than a more diversified entity. Our failure in the exploration and development of CBM property rights in China would have a material adverse affect on our business.

We may depend on a few customers.

At present, we have no coalbed methane gas sales contracts pending. As we may only contract with a small number of entities that will purchase any gas we may produce, losing any such potential contract or client would have a material negative impact on our business.

If we borrow money to expand our business, we will face the risks of leverage.

We anticipate that we may in the future incur debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our revenue. If we do not meet our debt service payments when due, we may sustain the loss of our equity investment in any of our assets securing such debt upon the foreclosure on such debt by a secured lender.

We may not be able to develop a proven reserve base.

Our future success will depend upon our ability to find and develop CBM reserves. Any CBM reserves that we develop will decline as CBM production occurs. To develop reserves and production, we must implement our exploration, development and production programs and identify and produce previously overlooked or by-passed zones and shut-in wells. Our current strategy is to develop a reserve base, production and cash flow through the development of CBM fields in our Shanxi Province and Yunnan Province projects. We can give no assurance that our planned exploration and development activities will result in any reserves or that we will have any success in discovering and producing reserves at economical exploration and development costs.

Risk Related to the Oil and Gas Industry

The volatility of natural gas and oil prices could harm our business.

Our future revenues, profitability and growth and the carrying value of the oil and gas properties depend to a large degree on prevailing oil and gas prices. Commercial lending sources are not currently available to us because of our lack of operating history or income. Our ability to borrow and to obtain additional equity funding on attractive terms also substantially depends upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, uncertainties within the market and a variety of other factors beyond our control. These factors include weather conditions in China, the condition of the Chinese economy, the activities of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. The prices for oil and natural gas production have varied substantially over time and may in the future decline, which would adversely affect us and consequently, our stockholders. Prices for oil and natural gas have been and are likely to remain extremely unstable.

We may not be able to successfully compete with rival companies.

The energy industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of coalbed methane prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in coalbed methane acquisition, development, and production include major integrated oil and gas companies in addition to substantial independent energy companies. Many of these competitors possess and employ financial and personnel resources substantially greater than those that are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. Our financial or personnel resources to generate revenues in the future will depend on our ability to select and acquire suitable producing properties and prospects in competition with these companies.

The production and producing life of wells is uncertain and production will decline.

It is not possible to predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient coalbed methane may not be produced for us to receive a profit or even to recover our initial investment. In addition, production from our CBM gas wells, if any, will decline over time, and does not indicate any consistent level of future production.

We may suffer losses or incur liability for events for which the operator of a property or we have chosen not to obtain insurance.

Our operations are subject to hazards and risks inherent in producing and transporting oil and natural gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and others. The occurrence of any of these events could result in the following:

•	Substantial losses due to injury and loss of life;

•	Severe damage to and destruction of property, natural resources and equipment;

•	Pollution and other environmental damage;

•	Clean-up responsibilities; and

•	Regulatory investigation and penalties and suspension of operations.

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, we believe any operators of properties in which we have or may acquire an interest will maintain similar insurance coverage. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

Environmental hazards and liabilities may adversely affect us and result in liability.

There are numerous natural hazards involved in the drilling of CBM wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations.

We maintain insurance coverage for our operations in amounts we deem appropriate, but we do not believe that insurance coverage for environmental damages that occur over time, or complete coverage for sudden and accidental environmental damages, is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur. The insurance coverage we do maintain may also be insufficient. In that event, our assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

We face substantial governmental regulation and environmental risks.

Our business is subject to various laws and regulations that may be changed from time to time in response to economic or political conditions. Matters subject to regulation include the following:

•	Discharge permits for drilling operations;

•	Drilling bonds;

•	Reports concerning operations;

•	The spacing of wells;

•	Unitization and pooling of properties;

•	Taxation; and

•	Environmental protection.

Regulatory agencies may also impose price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve oil and gas.

We are subject to environmental regulation that can materially adversely affect the timing and cost of our operations.

Our exploration and proposed production activities are subject to certain laws and regulations relating to environmental quality and pollution control. Our operations in China are governed by production sharing contracts between CUCBM and us and the Shanxi farmout agreements. We are subject to the laws, decrees, regulations and standards on environmental protection and safety promulgated by the Chinese government. Various government laws and regulations concerning the discharge of incidental materials into the environment, the generation, storage, transportation and disposal of waste or otherwise relating to the protection of public health, natural resources, wildlife and the environment, affect our current exploration efforts and future development, processing and production operations and the costs related to them. This consists of obtaining environmental permits to conduct seismic acquisition, drilling or construction activities. Such regulations also typically include requirements to develop emergency response plans, waste management plans, environmental plans and spill contingency plans.

Existing environmental laws and regulations may be revised or new laws and regulations may be adopted or become applicable to us. Revised or additional laws and regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from insurance or our customers, could have a material adverse effect on our business, financial condition or results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and exploitation plans on a timely basis and within our budget.

Shortages or the high costs of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploration and exploitation operations, which could have a material adverse effect on our business, financial condition or results of operations. If the unavailability or high cost of rigs, equipment, supplies or personnel were particularly severe in China, we could be materially and adversely affected.

Risks Relating To Our Securities

The SEC is currently investigating whether anyone has manipulated the price of our stock, profited from selling stock at artificially high prices and failed to file the appropriate SEC ownership forms.

In December 2003, we learned that we are the subject of an investigation by the SEC. We understand that the SEC may be investigating whether anyone has issued false or misleading statements in connection with purchases and sales of our common stock, whether anyone has profited from selling stock at artificially high prices due to the manipulative statements, and whether any individual or group has failed to file ownership reports with the SEC as required for 10% or more beneficial owners under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or failed to file ownership reports with the SEC as required for 5% or more beneficial owners under Section 13 of the Exchange Act. Management does not know of any acquisitions in excess of 5% of its outstanding shares, except for those described in previous filings with the SEC under Section 13 and Section 16 of the Exchange Act. We have supplied information to the SEC in response to their information requests, including, but not limited to, information on record ownership, stock transfers, sales of our securities and board of director and committee meetings, and we intend to continue to cooperate with their investigation. We do not know what the outcome of their investigation may be.

The Exchange Act and SEC rules require that a person or group of persons who acquire beneficial ownership of more than 5% of a class of equity securities that are registered under the Exchange Act must report their holdings in a Schedule 13D within 10 days after they become 5% stockholders, and must thereafter report changes in their beneficial ownership of their securities. In addition, Section 16(a) of the Exchange Act generally requires that beneficial owners of more than 10% of a class of stock that is registered under the Exchange Act report changes in their holdings within 48 hours of an acquisition or disposition of securities.

If a person or group owns a large block of stock of a publicly traded company, particularly if that stock is not subject to restrictions on its purchase and sale on the open market, there is a risk that the person or group could sufficiently control the market for the stock to drive the stock’s trading price up or down, and thereby the undisclosed control group could reap trading profits at the expense of other public investors. In addition, Schedule 13D requires owners of a control group of stock to disclose their intentions with respect to management or control of the company. If an undisclosed group owns or obtains control of a block of our stock sufficient to control our company, they could change the management and direction of our company in ways we cannot predict.

We have registered on registration statements and are registering on this registration statement, a substantial amount of our outstanding shares of common stock and shares of common stock underlying warrants and options, and shares of our common stock that cannot currently be traded without restriction may become eligible for trading in the future. We cannot predict the effect future sales of our common stock will have on the market price of our common stock.

On September 5, 2006, we had 104,755,121 shares of common stock outstanding and 20,548,089 shares of common stock subject to options and warrants. Of our outstanding shares, 47,906,237, or 45.7%, were “restricted stock” subject to resale restrictions. Additionally, 20,548,089 shares underlying options and warrants are “restricted stock.” Of these shares of common stock subject to restrictions, we have registered on registration statements and are registering pursuant to this registration statement 45,781,129 shares of our common stock, consisting of outstanding shares and shares underlying warrants and options, that will not be subject to restrictions during the effectiveness of the applicable registration statement. Further, our shares of restricted stock will be available for trading in the future, so long as all the requirements of Rule 144 promulgated under the Securities Act are met.

We cannot predict the effect, if any, that future sales of our common stock will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock, such as the outstanding securities registered pursuant to the registration statements, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

We do not currently intend to pay dividends on our common stock.

We currently intend to retain any profits to fund the development and growth of our business. As a result, we have not paid dividends on our common stock and our board of directors currently does not intend to declare dividends or make any other distributions on our common stock in the foreseeable future. Consequently, it is uncertain when, if ever, we will declare dividends to our common stockholders.

The price of our common stock could be volatile.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

•	Variations in our quarterly operating results;

•	Changes in market valuations of oil and gas companies;

•	Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Additions or departures of key personnel;

•	Future sales of our common stock;

•	Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our common stock; and

•	Commencement of or involvement in litigation.

In addition, the trading volume of our common stock is relatively small, and the market for our common stock may not be able to efficiently accommodate significant trades on any given day. As a result, sizable trades of our common stock may cause volatility in the market price of our common stock to a greater extent than in more actively traded securities. These broad fluctuations may adversely affect the market price of our common stock.

Trading in our common stock is limited and sporadic, and a significant market for our common stock may not develop.

Our common stock is currently eligible for trading only on the OTC Bulletin Board. While there currently exists a limited and sporadic public trading market for our common stock, the price paid for our common stock and the amount of common stock traded are volatile. We cannot assure or guarantee you that the trading market for our common stock will improve or develop further, and as a result, the liquidity of our common stock may be reduced and you may not recover any of your investment.

We may issue our capital stock without the consent of stockholders. The issuance of any additional equity securities would further dilute our stockholders.

Our board of directors has the authority, without further action by the stockholders, to issue up to 500.0 million shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. We also have 500.0 million shares of common stock authorized under our charter documents, of which 104.8 million shares were issued and outstanding as of September 5, 2006. The issuance of preferred stock could have the effect of restricting dividends on the common stock or delaying or preventing our change in control without further action by the stockholders. While we have no present plans to issue any shares of preferred stock, we may need to do so in the future in connection with capital raising transactions. In addition, we may issue additional shares of common stock in connection with capital raising activities. The issuance of additional common stock would also have a dilutive impact on our stockholders’ ownership interest in our company.

Investor profits, if any, may be limited for the near future.

We have never paid a cash dividend on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Accordingly, investors in our common stock may not derive any profits from their investment in us for the foreseeable future, other than through any price appreciation of our common stock that may occur. Further, any appreciation in the price of our common stock may be limited or nonexistent as long as we continue to have operating losses.

Provisions of our charter documents and certain agreements with our officers may have anti-takeover effects that could discourage or prevent a change of control, which may suppress our stock price or cause it to decline.

Our articles of incorporation authorize the issuance of up to 500,000,000 shares of preferred stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock, as well as issue preferred stock without stockholder approval. As a result, our board of directors may adopt a stockholder rights plan without stockholder approval, which may make an unsolicited acquisition of our company more difficult or expensive. In addition, our board of directors could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends would be declared to common stockholders, and the right to the redemption of preferred shares, together with a premium, prior to the redemption of common stock. Common stockholders have no redemption rights. In addition, we have agreements with some of our officers that have change of control provisions. The ability to issue preferred stock without stockholder approval and our arrangements with officers may discourage, delay or prevent someone from acquiring or merging with us.

We have received a stockholder’s notice of intent to present a stockholder proposal and to nominate persons for election as directors.

On September 15, 2006, we received a stockholder’s notice of intent to present a stockholder proposal and to nominate for election a majority of the directors at our 2006 annual meeting. If our Nominating and Corporate Governance Committee determines that inclusion of these nominees as part of our recommended slate is not in the best interest of the Company or our stockholders, we could face a proxy contest. Management would then be required to expend substantial time and energy, which may divert management’s attention from our operations and fund raising initiatives. We could also incur significant additional costs, including legal and financial advisory fees, that would negatively impact our financial results. We could also experience management and employee distraction and may have difficulty attracting and retaining employees as a result of the uncertainty that often accompanies this type of event.

FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21B of the Exchange Act. All statements other than statements of historical facts contained or incorporated by reference in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions described in this prospectus.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: our lack of operating history; limited and potentially inadequate management of our cash resources; risk and uncertainties associated with exploration, development and production of coalbed methane; expropriation and other risks associated with foreign operations; matters affecting the energy industry generally; lack of availability of oil and gas field goods and services; environmental risks; drilling and production risks; changes in laws or regulations affecting our operations, as well as other risks described or incorporated by reference in this prospectus and subsequent filings with the SEC.

When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made. All subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. We assume no obligation to update any of these statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at www.fareastenergy.com under the “Investor Relations—SEC Filings” caption to the SEC’s Edgar Database. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

For purposes of this prospectus, the SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Amendment No. 1 on Form 10-K/A to our Annual Report for the year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	Our Current Reports on Form 8-K filed on January 5, 2006, March 17, 2006, April 27, 2006, July 7, 2006 and August 11, 2006; and

•	The description of our common stock contained in our Registration Statement on Form 10-SB12G/A, filed with the SEC on May 16, 2001, pursuant to Section 12 of the Exchange Act, including all amendments and reports filed for the purpose of updating such description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: Secretary, Far East Energy Corporation, 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060, or you may call us at (832) 598-0470.

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENT

On February 2, 2005, we entered into a purchase and sale agreement, or the Purchase Agreement, for the sale of our oil and gas leasehold interests and other property interests in Montana. As a condition to the sale of our Montana properties, we acquired certain overriding royalty interests in adjoining acreage for $100,000, which were also sold under the terms of the Purchase Agreement. The transaction closed on February 2, 2005. At the closing, we received gross proceeds of $1,135,000 from the sale of the Montana properties (including the overriding royalty interests) described above. We were responsible for the payment of expenses and related accounts payable attributable to the Montana properties to the extent they relate to the time prior to February 2, 2005. No additional accounts payable were identified and no additional claims have been made. We recorded a gain of $8,000 on the sale of the Montana properties in the second quarter of 2005.

The accompanying unaudited pro forma statement of operations is based on our historical consolidated financial statements for the year ended December 31, 2005, adjusted for the effects of the sale of our Montana properties. The unaudited pro forma statement of operations is presented as if the disposition had occurred at the beginning of the relevant period. The unaudited pro forma financial statement should be read in conjunction with the historical audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 incorporated by reference into this prospectus. The unaudited pro forma financial statement should not be construed to be indicative of future results or results that actually would have occurred had the transaction occurred on the dates presented.

FAR EAST ENERGY CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2005

	Historical	Pro Forma Adjustment	Notes	As Adjusted
Revenues	$—	$—		$—

Operating expenses:
Geologic and engineering services	69,000	(1,000)	(a)	68,000
Exploration costs	2,418,000	—		2,418,000
Impairment loss	—	—		—
Other consulting and professional services	1,181,000	—		1,181,000
Compensation	1,865,000	—		1,865,000
Travel	461,000	—		461,000
Legal and accounting	1,426,000	—		1,426,000
General and administrative	1,142,000	—		1,142,000

Total operating expenses	8,562,000	(1,000)		8,561,000
Other Income	(270,000)	(8,000)	(b)	(262,000)

Loss before income taxes	(8,292,000)	(7,000)		(8,299,000)
Income taxes	—	(2,000)	(c)	2,000

Net loss	$(8,292,000)	$(5,000)		$(8,297,000)

Earnings per share—basic and diluted	$(0.10)			$(0.10)

Weighted average number of shares –basic and diluted	82,464,902			82,464,902

(a)	To reflect the reduction in leasehold cost expense as a result of the sale of the Montana properties.
(b)	To reflect the reduction in gain on sale of the Montana properties.
(c)	To reflect income taxes related to income statement adjustments at various statutory tax rates averaging 30%, which is not our effective tax rate.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The below discussion of our capital stock, our Articles of Incorporation and our Amended and Restated Bylaws is only a summary and is not complete. For more information regarding our capital stock which may be offered by this prospectus, please refer to our Articles of Incorporation and our Amended and Restated Bylaws which are filed as exhibits to the registration statement of which this prospectus forms a part and which are incorporated herein by reference.

General

Our Articles of Incorporation, as amended, authorize the issuance of up to 500,000,000 shares of common stock, par value $0.001 per share, and up to 500,000,000 shares of preferred stock, par value $0.001 per share. As of September 5, 2006, 104,755,121 shares of common stock were issued and outstanding excluding 10,199,089 shares issuable upon exercise of warrants and 10,349,000 shares issuable upon exercise of outstanding options, and no shares of preferred stock were issued and outstanding.

Transfer Agent and Registrar

Our registrar and transfer agent is Corporate Stock Transfer, Inc. located at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our directors are elected by a plurality. Holders of common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of our board of directors can elect all of the directors if they choose to do so. Unless our Articles of Incorporation, our Amended and Restated Bylaws, the Nevada Revised Statutes, any rules or regulations applicable to us or our securities or other applicable law provide for a different proportion, action by the stockholders entitled to vote on other matters will be approved by the stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to preferential dividend rights of outstanding preferred stock, if any. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of outstanding preferred stock, if any. Holders of common stock have no preemptive, sinking fund, redemption or conversion rights.

Special Meetings of Stockholders

Our Amended and Restated Bylaws provide that special meetings of stockholders may be called by the chairman of our board of directors or by our chief executive officer, if any, or if there is no chairman of the board of directors and no chief executive officer, then by our president. Stockholders have no right to request or call a special meeting.

No Action Without A Meeting

No action may be taken by the stockholders except at an annual or special meeting of stockholders called and noticed in the manner required by our Amended and Restated Bylaws. The stockholders may not take action by written consent.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 500,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on common stock, diluting the voting power of common stock, impairing the liquidation rights of common stock or delaying or preventing our change in control without further action by the stockholders.

Registration Rights

In connection with the private placement of our securities in June 2006, we entered into a registration rights agreement with the selling stockholders. Under the registration rights agreement, we agreed to file with the SEC, within 60 days, a registration statement on an appropriate form under the Securities Act providing for the offering or resale of our common stock from time to time by the holders of shares sold in the private placement. The registration statement of which this prospectus is a part is such a registration statement. The registration rights agreement requires us to keep the registration statement effective for a specified period of time. We have agreed to pay the expenses incident to the registration of the shares of common stock in connection with this offering.

The registration rights agreement also provides that in the event that the registration statement is not declared effective by the SEC within a specified time period, we must pay each investor liquidated damages in the amount of 1.0% of the aggregate purchase price paid by such investor for the common stock per month thereafter (pro rata for any portion thereof) until the earlier of the date on which the registration statement is declared effective by the SEC or June 30, 2008. Under the registration rights agreement, we also have the right to suspend for a reasonable period of time not to exceed 60 days during any 90 day period and, in the aggregate, 90 days during any 365 day period, the effectiveness of the registration statement under specified circumstances with respect to financing, acquisition, recapitalization, reorganization or certain other transactions. If this suspension of the registration statement (other than by reason of a potential merger, consolidation or other acquisition transaction) exceeds 90 days, we must pay in cash to each investor liquidated damages in the amount of 1.0% of the aggregate purchase price paid by such investor per month thereafter (pro rata for any portion thereof) until the earlier of the date on which the investor is advised that the suspension is lifted or June 30, 2008.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. The number of shares available for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The lapsing of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

All of the shares sold in this offering will be, upon the effectiveness of this registration statement, freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144. In addition, any shares previously sold by our stockholders pursuant to Rule 144 are freely tradable under the Securities Act, unless they were purchased by our affiliates. On September 5, 2006, we had 104,755,121 shares of common stock outstanding, of which 47,906,237 shares, or 45.7%, were subject to resale restrictions. Additionally, 20,548,089 shares underlying options and warrants are “restricted stock.” Of these shares of common stock subject to restrictions, we have registered on registration statements and are registering pursuant to this registration statement 45,781,129 shares of our common stock, consisting of outstanding shares and shares underlying warrants and options, that will not be subject to restrictions during the effectiveness of the applicable registration statement. When resale is permitted for these restricted securities, any subsequent selling of these shares may result in downward pressure on the trading price of our stock. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below.

In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted securities for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the then outstanding shares of common stock, which equaled 1,047,551 as of September 5, 2006. Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth below. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

The table below sets forth the name of each selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

Based on the information provided to us by the selling stockholders, assuming that the selling stockholders sell all of shares of common stock owned by them that have been registered by us and do not acquire any additional shares of common stock, each selling stockholder will not own any shares of common stock other than the shares appearing in the column entitled “Beneficial ownership after offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below:

	Beneficial Ownership Prior to Offering(1)			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)(4)	Beneficial Ownership After Offering(1)(2)
Selling Stockholder	Shares		Percentage of Class(3)		Shares	Percentage of Class(3)
Anthony H. Browne, R/O IRA	3,970	(20)	*	3,970	—	—
Bristol Investment Fund, Ltd.	370,370	(8)	*	370,370	—	—
CITCO Trustees on Behalf of Sofaer Capital Natural Resources Hedge Fund	22,900,931	(6)	20.5%	600,000	22,270,863	20.0%
Constance H. Williams Trust U/A/D 6/30/00	244,820	(20)	*	55,245	—	—
Donald Weiner IRA	5,608	(7)	*	460	3,848	*
Donald & Sheila Weiner TEN ENT	5,608	(7)	*	1,300	3,848	*
Durham Living Trust	2,520	(20)	*	2,520	—	—
Eagle & Dominion EuroAmerican Growth Fund LTD	222,630	(9)	*	29,630	193,000	*
Eagle & Dominion EuroAmerican Growth Fund LP	62,408	(9)	*	7,408	55,000	*
Eric J. and Irene R. Simon JTWROS	5,326	(7)	*	1,570	3,756	*
Graham R. Smith	100,000		*	100,000	—	—
Heartland Group, Inc. Solely on Behalf of Heartland Value Fund	7,500,000	(5)(17)	7.2%	2,500,000	5,000,000	4.8%
Hess Foundation, Inc.	244,820	(20)	*	55,245	—	—
James L. Kubik	511,375	(19)(21)	*	75,000	436,375	*
John H. Grayson, Jr. and Lisa F. Grayson, JTWROS	17,223	(5)	*	7,223	10,000	*
Jonathan B. Stephens, IRA	40,000	(5)	*	20,000	—	—
Jonathan B. Stephens & Joyce A. Stephens JTTEN	40,000	(5)	*	20,000	—	—
Kenneth A. May	225,000		*	100,000	125,000	*

	Beneficial Ownership Prior to Offering(1)			Common Stock Being Offered Pursuant to this Prospectus (maximum number that may be sold)(4)	Beneficial Ownership After Offering(1)(2)
Selling Stockholder	Shares		Percentage of Class(3)		Shares	Percentage of Class(3)
Laurie Burstein-Maxwell and Leland P. Maxwell JTEN	102,707	(7)	*	750	83,892	*
Lazarus Investment Partners LLLP	1,481,370	(10)	1.41%	370,370	1,111,000	1.06%
Leon Hess 25 Year Charitable Lead Annuity Trust	244,820	(20)	*	55,245	—	—
Marilyn W. Simon	5,701	(7)	*	1,680	4,021	*
Merlin Bingham	86,875	(11)	*	15,000	71,875	*
Michael J. Katz	5,603	(7)	*	1,760	3,843	*
Norma W. Hess	244,820	(20)	*	15,545	—	—
Norma Hess Trust u/a 4/3/02	244,820	(20)	*	55,245	—	—
Norma Hess Trust u/a 12/15/99 FBO David J. Hess	244,820	(20)	*	2,765	—	—
Norma Hess Trust u/a 12/15/99 FBO Michael Hess	244,820	(20)	*	2,765	—	—
Norma Hess Trust u/a 12/15/99 FBO William Hess	244,820	(20)	*	2,765	—	—
Passlake Ltd	22,030,999	(12)	19.8%	30,068	22,000,931	19.8%
R. Kevin Andrews and Linda B. Andrews JTWROS	41,174	(5)	*	41,174	—	—
Robert Albrecht	37,038	(5)	*	37,038	—	—
Robert P. Connor R/O IRA	4,680	(20)	*	4,680	—	—
Roxbury Micro Cap Fund	10,210	(20)	*	10,210	—	—
Seamark Fund, LP	400,000	(18)	*	50,000	350,000	*
Shrikant & Chhaya Chaudhary JTWROS	6,183	(7)	*	1,900	4,283	*
Straus - GEPT Partners, LP	250,000	(13)	*	250,000	—	—
Straus Partners, LP	250,000	(13)	*	250,000	—	—
Wallis Annenberg Living Trust DTD 7/31/98	30,426	(20)	*	30,426	—	—
Walter E. Simon	31,746	(7)	*	1,990	22,351	*
Walter E. Simon IRA	31,746	(7)	*	7,405	22,351	*
Wasatch Advisors, Inc. on behalf of Wasatch Small Cap Value Fund	1,474,740	(14)(15)	1.41%	1,230,860	243,880	*
William A. Jump III & Elizabeth K. Jump TENCOM	22,223	(5)	*	22,223	—	—
William J. Ritger	559,600	(16)	*	200,000	359,600	*
All other holders of common stock being registered under this registration statement or future transferees, pledgees, donees or successors of any such holder	10,485	(22)	*	10,485	—	—

Total				6,652,290

*	Less than 1%
(1)	Includes shares of our common stock underlying warrants or stock options exercisable within 60 days of September 5, 2006.

(2)	Assumes that all of the common stock that each named selling stockholder beneficially owns that is covered by this prospectus is sold and that each named selling stockholder neither acquires nor disposes of any other shares of common stock, or right to purchase other shares of common stock subsequent to the date as of which we obtained information regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the common stock shown as offered by them, we cannot estimate the actual number of shares of common stock (or actual percentage of the class) that will be held by any selling stockholder upon completion of the offering.
(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 104,755,121 shares of common stock outstanding as of September 5, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of any options or warrants to purchase shares of common stock held by the selling stockholder; however, we did not assume exercise of any other holders’ options or warrants.
(4)	The selling stockholder acquired the securities in connection with a private placement that occurred during June 2006. The private placement was made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act.
(5)	The selling stockholder is an affiliate of a broker-dealer, acquired the common stock in the ordinary course of business and, at the time of acquisition, did not have any arrangements or understandings, directly or indirectly, with any person to distribute the common stock.
(6)	Includes 6,706,250 shares of common stock issuable upon the exercise of warrants. Based on information provided by the selling stockholder in its questionnaire, Tim Whyte and Michael Sofaer share investment and voting power over the shares, and have sole voting and investment power with respect to 7,023,729 shares, have shared investment power with respect to 7,023,729 shares and have shared voting power with respect to 22,900,931 shares. Tim Whyte is a member of the Company’s Board of Directors.
(7)	Laurie Burstein-Maxwell, President of Oakwood Capital Management, Inc., has investment power over the shares. Each selling stockholder has voting power over its respective shares.
(8)	Paul Kessler, as manager of Bristol Capital Advisors, LLC, the investment manager to Bristol Investment Fund, Ltd., has voting and investment power over the shares. Mr. Kessler disclaims beneficial ownership of the shares.
(9)	Duncan Byatt of Eagle & Dominion Asset Management has sole investment and voting power over the shares.
(10)	Michael Barish and Justin Borus each have investment and voting power over the shares.
(11)	Includes 15,625 shares of common stock issuable upon the exercise of warrants.
(12)	Includes 6,406,250 shares of common stock issuable upon the exercise of warrants. Based on information provided by the selling stockholder in its questionnaire, Passlake Ltd has shared voting power with respect to 22,030,999 shares and has sole investment power with respect to 566,676 shares; Constantine G. Papadimitriou and Greg McIntosh share investment and voting power over Passlake Ltd’s shares.
(13)	Melville Straus, Managing Principal of Straus Asset Management, has sole investment and voting power over the shares.
(14)	Wasatch Advisors, Inc. is the investment advisor to Wasatch Funds, Inc., a registered investment company comprised of funds under the Investment Company Act of 1940, and to a number of private separate clients which are the beneficial owners of the Company’s common stock. Mark Madson and Jim Larkins, or another designee, from time to time, of Wasatch Advisors, Inc. have shared investment and voting power over the shares.
(15)	Clearpond & Co. is the registered holder of the shares.
(16)	Includes 125,000 shares of common stock issuable upon the exercise of warrants.
(17)	Heartland Group Inc. holds these shares solely on behalf of the selling stockholder. Heartland Advisors, Inc., the investment manager of Heartland Group Inc., has sole investment and voting power over the shares.
(18)	John D. Fraser and David T. Harrington have shared investment and voting power over the shares.
(19)	Includes 103,125 shares of common stock issuable upon the exercise of warrants.
(20)	Roxbury Capital Management, LLC serves as investment advisor for these accounts and has investment and voting power over the shares.
(21)	The selling stockholder identified himself as a registered broker-dealer and, accordingly, this selling stockholder is an underwriter. See “Plan of Distribution.”
(22)	Only those selling stockholders specifically identified above may sell their shares pursuant to this prospectus. Information concerning other selling stockholders will be set forth in amendments to the registration statement of which this prospectus forms a part or supplements to this prospectus from time to time, if and when required.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the shares of common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the shares of common stock are listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares of common stock by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares of common stock are listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales;

•	through the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

•	through the distribution of the shares of common stock by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling stockholders may also transfer the shares of common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares of common stock.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares of common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares of common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares of common stock are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder’s shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder’s shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the shares of common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares of common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares of common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those shares of common stock. A selling stockholder may also loan or pledge the shares of common stock offered hereby to a broker-dealer and the broker-dealer may sell the shares of common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged shares of common stock offered by this prospectus.

The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the shares of common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities, including liabilities under the Securities Act.

The shares of common stock offered by this prospectus were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the shares of common stock under the Securities Act, and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay the expenses incident to the registration of the shares of common stock in connection with this offering.

We cannot assure you that the selling stockholders will sell all or any portion of the shares of common stock offered by this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus. We do not intend to use any forms of prospectus other than print. We will not receive any proceeds from sales of any shares of common stock by the selling stockholders.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Kummer Kaempfer Bonner Renshaw & Ferrario, Las Vegas, Nevada.

EXPERTS

Our consolidated financial statements appearing in our annual report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by our independent registered public accounting firm, Payne Falkner Smith & Jones, P.C., as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are, and audited financial statements and management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Payne Falkner Smith & Jones, P.C. pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

Far East Energy Corporation -- Partners in Clean Energy

6,652,290 Shares of Common Stock

P R O S P E C T U S

September 22, 2006

We have not authorized any dealer, salesperson or any other person to give you written information other than this prospectus or to make any representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of any offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder shall create an implication that the information contained herein or the affairs of Far East Energy Corporation have not changed since the date hereof.